UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Reading International, Inc.

(Name of Issuer)

Class A Nonvoting Common Stock, $0.01 par value per share

Class B Voting Common Stock, $0.01 par value per share

(Title of Class of Securities)

Class A 755408101

Class B 755408200

(CUSIP Number)

James J. Cotter, Jr.

c/o Sheppard, Mullin, Richter & Hampton LLP

Attn: Adam F. Streisand, Esq.

1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90067

(310) 228-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Cotter, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A – 473,604 (includes right to acquire 50,000 shares) Class B – 0
	8	SHARED VOTING POWER Class A – 2,284,678+ Class B – 696,080+
	9	SOLE DISPOSITIVE POWER Class A – 473,604 (includes right to acquire 50,000 shares) Class B – 0
	10	SHARED DISPOSITIVE POWER Class A – 2,284,678+ Class B – 696,080+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 2,758,282 (includes right to acquire 50,000 shares)+ Class B – 696,080+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A – 12.8%+ Class B – 41.4%+
14	TYPE OF REPORTING PERSON IN

+ Beneficial ownership subject to dispute as described under Item 4 of this Schedule 13D.

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Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Schedule 13D”) is filed by James J. Cotter, Jr. (“Mr. Cotter”) with respect to the Class A Nonvoting Common Stock, $0.01 par value per share (“Class A Common Stock”), and Class B Voting Common Stock, par value $0.01 per share (“Class B Common Stock”), of Reading International, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 5995 Sepulveda Blvd., Suite 300, Culver City, California 90230.

Item 2.	Identity and Background

(a)	The name of the person filing this Schedule 13D is James J. Cotter, Jr.

(b)	Mr. Cotter is a citizen of the United States with a principal business address at c/o Sheppard, Mullin, Richter & Hampton LLP, Attn: Adam F. Streisand, Esq., 1901 Avenue of the Stars, Suite 1600, Los Angeles, CA 90067.

(c)	On June 18, 2015, the Company disclosed in a Current Report on Form 8-K that, on June 12, 2015, the board of directors of the Company terminated the employment of Mr. Cotter as the Company’s President and Chief Executive Officer, effective immediately. Mr. Cotter disputes the legal efficacy of such termination and reserves all legal rights with respect thereto.

(d)	Mr. Cotter has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Cotter was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Explanatory Note: The number of shares of Class A Common Stock and Class B Common Stock over which the Trust (as defined below) and the Reading Voting Trust (as defined below) have beneficial ownership reflects how the shares are presently held of record with the Company’s transfer agent, as set forth in the Company’s 2016 Proxy Statement. The ownership of these shares is subject to litigation, and Mr. Cotter asserts that (i) the Trust should hold 326,800 shares of Class A Common Stock presently held by the Estate of James J. Cotter Sr (the “Estate”) and (ii) the Reading Voting Trust should hold 696,080 shares of Class B Common Stock presently held by the Trust and 427,808 shares of Class B Common Stock presently held by the Estate.

Mr. Cotter is Co-Trustee and beneficiary of the James J. Cotter Living Trust, dated August 1, 2000, as amended (the “Trust”), which presently holds of record 1,897,649 shares of Class A Common Stock and 696,080 shares of Class B Common Stock.

James J. Cotter, Sr. (Mr. Cotter’s father), the original Trustor and Trustee of the Trust, passed away on September 13, 2014, at which time the Trust became irrevocable. The Trust provided that, upon the death of James J. Cotter, Sr., 1,023,888 shares of Class B Common Stock would be held by the Reading Voting Trust, primarily for the benefit of the grandchildren of James J. Cotter, Sr.

Pursuant to the 2014 Partial Amendment to Declaration of Trust (the “2014 Amendment”), the Reading Voting Trust is to be held, administered and distributed by Mr. Cotter and Ann Margaret Cotter (“Margaret Cotter”), as initial Co-Trustees, and provides that, if Mr. Cotter and Margaret Cotter are unable to agree upon an important Trust decision, they will rotate the Trusteeship of the Reading Voting Trust between them annually each January 1st, so that thereafter there will only be one Trustee acting at any given time.

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The validity of the 2014 Amendment has been challenged in the proceeding described as the “Trust Litigation” below. If the 2014 Amendment is invalidated in whole or in part, then the 2013 Trust will control. The 2013 Trust provides that Margaret Cotter shall be the trustee of the Reading Voting Trust. Mr. Cotter seeks in connection with the Trust Litigation, among other things, to have Margaret Cotter removed from any fiduciary capacity in connection with the Reading Voting Trust, and has also initiated proceedings for the appointment of a trustee ad litem, in the proceeding described under “Trust Litigation - Ex Parte Petition” in Item 4 below.

Additionally, the Company’s 2014 Proxy Statement (the last proxy statement signed by James J. Cotter, Sr.) disclosed that the Trust held an option to purchase 100,000 shares of Class B Common Stock. However, Ellen and Margaret Cotter, acting as co-executors of the estate of James J. Cotter, Sr. (the “Estate”), on September 21, 2015, took the position that such option was instead held by the Estate and exercised such option in full, with the exercise price therefor being paid with 81,463 shares of Class A Common Stock held by the Estate. Mr. Cotter has questioned the validity of this option exercise.

Mr. Cotter disclaims beneficial ownership of the shares held by the Trust, the Reading Voting Trust, the Cotter grandchildren’s trust (defined below) or the Cotter Foundation (defined below), except to the extent of his pecuniary interest, if any, in such shares.

Item 4.	Purpose of Transaction

Mr. Cotter is involved in four judicial proceedings which pertain to disputes regarding, among other things, (i) whether certain shares of Class A Common Stock and Class B Common Stock should be held by the Estate, the Trust or the Reading Voting Trust, (ii) whether a trustee ad litem should be appointed to negotiate on behalf of the Trust with Patton Vision (as defined below) with respect to Patton Vision’s offer to purchase Company shares presently held by the Trust and the Estate, and (iii) the legal efficacy of Mr. Cotter’s termination as the Chief Executive Officer of the Company on June 12, 2015, in each case as described in more detail below. The outcome of these proceedings could, but will not necessarily, result in a disposition of securities of the Company, an extraordinary corporate transaction involving the Company (such as a change of control) and/or a change in the present board of directors or management of the Company.

Probate Litigation

In the probate case entitled In re the Matter of the Estate of James J. Cotter Sr. (Case No. P-14-082942) before the Clark County District Court in Nevada, Mr. Cotter, Ellen Cotter and Margaret Cotter are disputing whether the Reading Voting Trust, the Trust or the Estate should now hold certain shares of Class A Common Stock and Class B Common Stock. Among other things, Mr. Cotter asserts that (i) the Trust should hold 326,800 shares of Class A Common Stock presently held by the Estate and (ii) the Reading Voting Trust should hold 696,080 shares of Class B Common Stock presently held by the Trust and 427,808 shares of Class B Common Stock presently held by the Estate. The Court has yet to approve the inventory of assets to be included in the Estate.

Trust Litigation

On February 6, 2015, Ellen Cotter and Margaret Cotter filed a Petition in the Superior Court of the State of California, County of Los Angeles, captioned In re James J. Cotter Living Trust, dated August 1, 2000 (Case No. BP159755). The Petition, among other things, seeks relief that could determine the validity of the 2014 Amendment and who between Margaret Cotter and James J. Cotter Jr. will have authority as Trustee or Co-Trustees of the Reading Voting Trust to vote the shares of Class B Common Stock held by the Reading Voting Trust (in whole or in part) and the scope and extent of such authority. On June 1, 2016, Ellen Cotter and Margaret Cotter filed an Amended Petition. On June 17, 2016, Mr. Cotter filed an Answer and Cross-Claim to the Amended Petition, wherein, among other things, Mr. Cotter seeks to have Margaret Cotter and Ellen Cotter treated as having predeceased their father under California Probate Code Section 259 and to disqualify each of them from serving as a fiduciary, including with respect to the Reading Voting Trust. On October 5, 2016, Ellen Cotter and Margaret Cotter responded to Mr. Cotter’s Answer and Cross-Claim and filed their own Cross-Claim against him seeking essentially the same relief against Mr. Cotter.

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On August 18, 2015, Mr. Cotter filed a Petition in the same court to, among other things, (i) remove Margaret Cotter and Ellen Cotter as Co-Trustees of the Trust due to abuse of power and multiple conflicts of interest, (ii) suspend the powers of Margaret Cotter and Ellen Cotter and appoint a temporary trustee, (iii) seek relief for breach of trust under the California Probate Code and (iv) compel an accounting and surcharge.

Trial on the validity of the 2014 Amendment commenced on July 12, 2016, and closing arguments are scheduled for August 1, 2017. Mr. Cotter’s Petition to remove Margaret Cotter and Ellen Cotter as trustees has not yet been set for trial, but the issues of Mr. Cotter’s, Ellen Cotter’s and/or Margaret Cotter’s suitability to serve as trustees have also been raised in connection with the trial on the validity of the 2014 Amendment.

Ex Parte Petition

On January 23, 2017, Patton Vision LLC (“Patton Vision”) communicated to Margaret Cotter, Ellen Cotter, and Mr. James J. Cotter, as co-trustees of the Trust under the 2014 Amendment, an offer to buy the Trust’s shares of RDI for $18.50 a share.  Patton Vision made the same offer to Margaret Cotter and Ellen Cotter as the sole co-executors of James J. Cotter, Sr.’s Will. On February 9, 2017, Mr. Cotter filed an ex parte petition in the Superior Court of the State of California, County of Los Angeles, seeking an order from the Court:

(i)	to appoint a trustee ad litem for the Trust;

(ii)	to grant the trustee ad litem with full power, authority and protections under the Trust to evaluate the offer from Patton Vision, conduct due diligence, negotiate with Patton Vision or any other potential offerors, and take all actions necessary or appropriate to consummate the sale of the shares held by the Trust, including but not limited to:

(a)	communicate solely with Patton Vision regarding their offer to purchase the shares held by the Trust,

(b)	receive solely and exclusively all offers for the purchase of the shares held by the Trust,

(c)	enter into purchase and sale agreements with respect to the shares held in the Trust,

(d)	take all actions necessary to carry out the terms, conditions and obligations of any purchase and sale agreement with respect to the shares held in the Trust, including negotiating and any modifications thereto,

(e)	receive all proceeds from the sale of the shares held in the Trust,

(f)	return to the co-trustees of the Trust (Mr. Cotter, Ellen Cotter and Margaret Cotter) the net proceeds of the sale of the shares held in the Trust to be invested, managed and distributed in accordance with the terms of the Trust, and

(g)	hire investment advisors, tax advisors, accountants, attorneys or any other advisors the trustee ad litem deems necessary and reasonable;

(iii)	to suspend temporarily the powers of Mr. Cotter, Ellen Cotter and Margaret Cotter with respect to all of the foregoing and within matters until further orders of the Court;

(iv)	to allow the trustee ad litem compensation, calculated at the trustees normal hourly rate,

(v)	to instruct the trustee to take all actions consistent with such Order, and

(vi)	to grant such other relief as the Court deems just and proper.

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On February 23, 2017, the Court granted the ex parte petition as modified by the Court as follows: the Court appointed an expert under Section 730 of the California Evidence Code (“Section 730 Expert”) for the purpose of evaluating the January 23, 2017 offer from Patton Vision to purchase the Trust’s shares, and instructed the Section 730 Expert (i) to undertake sufficient diligence to evaluate the offer from Patton Vision, including without limitation, by receiving and considering information from Patton Vision, the Company, Mr. Cotter, Margaret Cotter and Ellen Cotter that may be relevant to such offer and (ii) to submit a report to the Court no later than April 1, 2017 of the Section 730 Expert’s opinions and/or conclusions and recommendations for next steps.

On March 1, 2017, the Court appointed a guardian ad litem to represent the beneficiaries under the Trust and directed the guardian ad litem to report to the Court by April 1, 2017. The Court held additional hearings on the ex parte petition thereafter. Multiple additional briefs have been filed by Mr. Cotter, Ellen and Margaret Cotter, the guardian ad litem, and the Company, and the Court has also ordered supplemental briefing to be filed on July 21, 2017. Certain portions of the briefing filed to date have been sealed under court order. As of the date hereof, the Court has not yet ruled as to whether or not to appoint a trustee ad litem in response to the ex parte petition.

Derivative Action

On June 12, 2015, Mr. Cotter, on behalf of the Company, commenced a derivative action entitled James J. Cotter Jr. v. Margaret Cotter, et al., Case No. A-15-719860-V in the Eighth Judicial District Court of the State of Nevada for Clark County (the “Derivative Action”) against each of the other directors of the Company, including Ellen and Margaret Cotter, for breaches of fiduciary duty, including the duties of loyalty, care and/or disclosure, and for aiding and abetting fiduciary breaches. Mr. Cotter amended his complaint twice, adding allegations about subsequent events, dismissing one (by then former) director without prejudice, and adding as defendants two individuals subsequently added to the Company’s board of directors (the “Board”).

The pending Second Amended Complaint (the “SAC”) in the Derivative Action alleges that certain of the director defendants, including Ellen and Margaret Cotter, threatened to terminate Mr. Cotter as President and CEO of the Company if he did not enter into an agreement with Ellen and Margaret Cotter to resolve the Trust Litigation on terms satisfactory to them, which terms included making Margaret Cotter the sole trustee of the Reading Voting Trust. The SAC further alleges that after Mr. Cotter failed to acquiesce to the threats of termination, certain of the director defendants terminated him as President and CEO of the Company. The SAC further alleges that when Ellen Cotter was appointed interim CEO upon the termination of Mr. Cotter as CEO, she pressured Mr. Cotter to resign from the from the Board by falsely claiming that his executive employment agreement required him to do so and by threatening to terminate certain employment benefits, including the health and medical benefits the Company then provided Mr. Cotter and his family if he did not resign from the Board. When Mr. Cotter did not resign, Ellen Cotter terminated such benefits and caused the Company to commence an arbitration against him as described under “Employment Arbitration” below.

The SAC further alleges that individual director defendants acted to entrench themselves in control of the Company, including by forcing a noncompliant director to “retire” and by adding to the Board two persons with no experience in the Company’s businesses or as directors of a public company who were family and/or personal friends of Ellen and/or Margaret Cotter. The SAC alleges that certain director defendants acting as members of the Board’s compensation committee, in derogation of their fiduciary duties, authorized Ellen and Margaret Cotter as executors of the Estate to exercise the option to acquire 100,000 shares of Class B Common Stock that the Company previously had reported to be held by the Trust. The SAC also alleges that Ellen and Margaret Cotter failed to make timely and accurate SEC filings and caused the Company to make materially misleading if not inaccurate SEC filings, in furtherance of the alleged entrenchment scheme.

The SAC also alleges that in late 2015 and early 2016, certain director defendants, including Margaret Cotter, aborted the then ongoing search using an outside recruiting company to find a new, permanent CEO of the Company, and then with the other director defendants appointed Ellen Cotter as CEO, notwithstanding the fact that she did not meet the search criteria previously agreed to and used to identify CEO candidates. The SAC also alleges that the director defendants in the Spring of 2016 made Margaret Cotter a highly compensated, senior executive at the Company responsible for development of its valuable real estate assets in New York City, notwithstanding the fact that she had no prior real estate development experience.

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The SAC further alleges that the director defendants failed to take actions sufficient to make an informed, good faith decision in response to a cash offer by third parties (including Patton Vision) to purchase all of the stock the Company at a price in excess of the price at which it traded in the open market, and instead rejected the offer and refused to engage with the offerors because that is what Ellen and Margaret Cotter indicated that they wanted.

Discovery in the Derivative Action is substantially complete, certain writ proceedings are before the Nevada Supreme Court and no trial date presently is set.

Employment Arbitration

On July 14, 2015, the Company filed and served a Demand for Arbitration with the American Arbitration Association under Mr. Cotter’s Employment Agreement, entered into on or about June 3, 2013 (“2013 Employment Agreement”). By the arbitration, the Company seeks declaratory relief determining “that Mr. Cotter’s employment and employment agreement with the Company have been validly terminated, that the Board validly removed him from his positions as Chief Executive Officer and President of the Company and positions with the Company’s subsidiaries.” The Company further seeks declaratory relief determining “that Mr. Cotter is required to submit his resignation from all positions with the Company and its affiliates and subsidiaries, including as a member of the Board of Directors, and that Mr. Cotter is not owed any further compensation or benefits” under the 2013 Employment Agreement. On January 20, 2017, Mr. Cotter filed a First Amended Counter Complaint, which asserted contractual and employment claims, including a claim for declaratory relief as to whether the Company’s breach of the 2013 Employment Agreement was unlawful. To date, no arbitration hearing has been scheduled.

…

Except as described above or elsewhere herein, each of Mr. Cotter, the Trust, the Cotter grandchildren trust and the Cotter Foundation holds the shares of Class A Common Stock and Class B Common Stock, as applicable, reported herein for investment purposes.

Mr. Cotter will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action:  (i) continuing to hold the Class A Common Stock and/or Class B Common Stock for investment; (ii) disposing of all or a portion of the Class A Common Stock and/or Class B Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Class A Common Stock and/or Class B Common Stock in the open market, upon the exercise of options or in privately-negotiated transactions, in each case as may be permitted by Company policy.

Mr. Cotter is a Director of the Company, and expects to be involved in the development, analysis and/or review from time to time of transactions involving the Company, including the transactions identified in clauses (a) through (j) of Instructions to Item 4. Mr. Cotter considers his involvement in such development, analysis and/or review process to be principally that of a Director of the Company, and accordingly, does not anticipate making disclosure of his participation in the review and evaluation of such possible transactions, separate and apart from relevant disclosures that may be made from time to time by the Company.

Item 5.	Interest in Securities of the Issuer.

(a)	Class A Common Stock. As presently shown in the Company’s records, Mr. Cotter is the beneficial owner of an aggregate of 2,758,282 shares of Class A Common Stock (including 50,000 shares of Class A Common Stock subject to an option that is exercisable within 60 days of the date hereof), or 12.8% of the outstanding shares of Class A Common Stock, based on 21,503,376 shares of Class A Common Stock outstanding as of May 5, 2017, as reported in the Company’s Quarterly Report on Form 10-Q filed on May 9, 2017. Mr. Cotter claims to beneficially own additional shares of Class A Common Stock as described under “Probate Litigation” in Item 4 above.

Class B Common Stock. As presently shown in the Company’s records, Mr. Cotter is the beneficial owner of an aggregate of 696,080 shares of Class B Common Stock, or 41.4% of the outstanding shares of Class B Common Stock, based on 1,680,590 shares of Class B Common Stock outstanding as of March 5, 2017, as reported in the Company’s Quarterly Report on Form 10-Q filed on May 9, 2017. Mr. Cotter claims to beneficially own additional shares of Class B Common Stock as described under “Probate Litigation” in Item 4 above.

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(b)	Class A Common Stock. Mr. Cotter individually holds, and has sole voting and investment power with respect to, 423,604 shares of Class A Common Stock (including 50,000 shares of Class A Common Stock subject to an option that is exercisable within 60 days of the date hereof).

Mr. Cotter is Co-Trustee of a trust for the benefit of James J. Cotter, Sr.’s grandchildren (the “Cotter grandchildren’s trust”), which holds 284,278 shares of Class A Common Stock, and has shared voting and investment power over such shares. Margaret Cotter is the other Co-Trustee of the Cotter grandchildren’s trust.

Mr. Cotter is Co-Trustee of the Cotter Foundation, which holds 102,751 shares of Class A Common Stock, and has shared voting and investment power over such shares. Ellen Cotter and Margaret Cotter are the other Co-Trustees of the Cotter Foundation.

Mr. Cotter is Co-Trustee of the Trust, which holds 1,897,649 shares of Class A Common Stock (as presently shown in the Company’s records), and has shared voting and investment power over such shares. Ellen Cotter and Margaret Cotter are the other Co-Trustees of the Trust. Mr. Cotter asserts that the Trust should hold an additional 326,800 shares of Class A Common Stock which are presently held by the Estate.

Ellen Cotter and Margaret Cotter are United States citizens with the same business address identified in Item 2. Ellen Cotter and Margaret Cotter are both Directors of the Company. Ellen Cotter is the Company’s Chair of the Board, President and Chief Executive Officer. Margaret Cotter is the Company’s Vice Chair of the Board and Executive Vice President-Real Estate Management and Development. Mr. Cotter is not aware that either Ellen Cotter or Margaret Cotter has been involved in any matters requiring disclosure under clauses (d) or (e) of Item 2 under Schedule 13D.

Class B Common Stock. Mr. Cotter is Co-Trustee of the Trust, which presently holds 696,080 shares of Class B Common Stock (as shown in the Company’s records), and has shared voting and investment power over such shares. Mr. Cotter asserts that these shares, together with an additional 427,808 shares of Class B Common Stock that are presently held by the Estate, should be transferred to the Reading Voting Trust.

Margaret Cotter is the other Co-Trustee of the Reading Voting Trust. Margaret Cotter is a United States citizen with the same business address identified in Item 2, is a Director of the Company and the Company’s Vice Chair of the Board and Executive Vice President-Real Estate Management and Development. Mr. Cotter is not aware that Margaret Cotter has been involved in any matters requiring disclosure under clauses (d) or (e) of Item 2 under Schedule 13D.

(c)	On June 23, 2017, the Cotter grandchildren’s trust, of which Mr. Cotter is Co-Trustee, sold 5,112 shares of Class A Common Stock.

Except as provided above, Mr. Cotter has not effected any transactions in Class A Common Stock or Class B Common Stock during the 60 days prior to the date hereof.

(d)	No person, other than Mr. Cotter and the trustees under the applicable trusts, has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock and Class B Common Stock reported hereunder.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below or in Items 3, 4 and 5 of this Statement, Mr. Cotter does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Mr. Cotter may acquire up to an aggregate of 50,000 shares of Class A Common Stock pursuant to stock options awarded under the Company’s 2010 Stock Incentive Plan.

Mr. Cotter may acquire up to an aggregate of 4,383 shares of Class A Common Stock pursuant to a restricted stock unit grant awarded to the reporting person on March 23, 2017, under the Company’s 2010 Stock Incentive Plan. The restricted stock units vest in full on January 2, 2018 (the first business day of 2018), subject to Mr. Cotter’s continuing service.

The 2010 Stock Incentive Plan, form of Stock Option Agreement and First Amendment to 2010 Stock Incentive Plan (which provides for restrictive stock units) are included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment No. 2 to Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	2010 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 (File No. 333-167101) filed by the Company on May 26, 2010).
99.2	Form of Stock Option Agreement under 2010 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Form S-8 (File No. 333-167101) filed by the Company on May 26, 2010).
99.3	First Amendment to 2010 Stock Incentive Plan (incorporated by reference to the Form 8-K filed by the Company on March 25, 2016).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2017	By: /s/ James J. Cotter, Jr.

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